Horace Mann Educators Corporation
2001 Annual Report

We focus on educators



Horace Mann
Educated Financial Solutions

Financial Highlights

(Dollars in millions, except per share data)

Year Ended December 31,	**2001**	2000	% Change	1999	% Change
Operations					
Insurance premiums written and contract deposits					
Core business lines	**$ 852.9**	$ 801.4	6.4%	$ 796.8	0.6%
Total	**875.6**	821.7	6.6%	821.2	0.1%
Operating income (1)	**35.6**	25.1	41.8%	70.7	-64.5%
Net income	**25.6**	20.8		44.5	
Return on equity (2)	**5.6%**	5.1%		10.1%	
Property & casualty statutory combined loss and expense ratio	**106.8%**	106.0%		96.1%	
Experienced agents	**553**	668	-17.2%	708	-5.6%
Total agents	**867**	978	-11.3%	1,105	-11.5%
Per share					
Earnings per share:					
Basic					
Operating income (1)	**$ 0.88**	$ 0.62	41.9%	$ 1.71	-63.7%
Net income	**$ 0.63**	$ 0.51		$ 1.08	
Diluted					
Operating income (1)	**$ 0.87**	$ 0.61	42.6%	$ 1.70	-64.1%
Net income	**$ 0.63**	$ 0.51		$ 1.07	
Dividends paid	**$ 0.42**	$ 0.42	-	$ 0.3825	9.8%
Book value (3)	**$ 11.27**	$ 10.56	6.7%	$ 9.75	8.3%
Financial position					
Total assets	**$4,489.0**	$4,420.6		$4,253.8	
Long-term debt	**99.8**	99.7		99.7	
Total shareholders' equity	**459.2**	428.0		400.1	

(1) Net income before the after-tax impact of realized investment gains and losses, restructuring charges, litigation charges and provision for prior years' taxes.

(2) Based on 12-month net income and average quarter-end shareholders' equity.

(3) Before the fair value adjustment for investments, book value per share was $10.62 at December 31, 2001, $10.66 at December 31, 2000 and $10.73 at December 31, 1999.

Forward-looking information

It is important to note that the Company's actual results could differ materially from those projected in forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings. Copies of these filings may be obtained by contacting the Company or the SEC.

Table of Contents

On the cover: Jerry Palm believes in the power of direct mail as provided by the company's Client Advisor software. "Without Client Advisor, my business would come to a halt," says this New Brighton, Minn., based agent. "I put a lot of emphasis on multiline selling, and Client Advisor automatically compiles product-specific mailing lists for the 100-plus letters I send out each week to current clients." Palm also uses Client Advisor when meeting with clients such as Joan Jurichko, a math teacher at St. Anthony New Brighton High School in St. Anthony, Minn. "It lets me see at a glance which coverages or product features they may be missing so I can help find a solution that meets their needs."

Provide lifelong financial well-being for educators and their families through personalized service, advice, and a full range of tailored insurance and financial products.

In support of our Value Proposition, Horace Mann is re-energizing efforts to increase name recognition through enhanced brand positioning. The first steps, Horace Mann's new logo and tagline, appear on the cover of this annual report.

The new logo employs a distinctive treatment of the company's initials to create the image of an owl, a symbol of wisdom. The tagline, Educated Financial Solutions, connotes Horace Mann's longstanding commitment to the educational community while also underscoring the scope of our products and services and the assistance our agents provide in helping educators find solutions to their financial needs. These elements combine to form an appealing and powerful image of the new Horace Mann.

Effective brand building requires continuity and consistency in message presentation and content. Beginning in 2002, marketing and communication materials will be updated to reflect one look, one feel and one experience from the customer's point of view.

Letter to Shareholders

Provide lifelong financial well-being for educators and their families through personalized service, advice, and a full range of tailored insurance and financial products.

The Horace Mann Value Proposition stated above is our promise to our customers — and the key to the company's continued growth and success. It embodies Horace Mann's heritage and our aspirations for the future, and defines the benchmark for our activities and achievements. Thus, the truest measure of our performance is our progress in remaking Horace Mann into a company fully capable of delivering on the commitments embodied in the Value Proposition.

While we have not yet completed that transformation, we came a long way in 2001. The entire organization has embraced change of unprecedented scope and pace, and progress is evident where it ultimately matters most: in our financial performance.

Particularly encouraging is our progress in accelerating top-line growth. As part of our strategic business review in 2000, we committed to significantly, and profitably, increasing Horace Mann's revenues. We began to deliver on that commitment last year, with 2001's top line growth rate exceeding the average growth rate over the prior three years by 4 full percentage points. Strong gains in sales of annuities and life insurance throughout the year and automobile insurance in the fourth quarter, along with improved retention of annuity business, provided the impetus for this achievement. Earnings improvement during 2001 was more modest, due largely to persistent difficulties in the homeowners line, although fourth quarter gains in annuity, voluntary automobile and life earnings were encouraging.

But these numbers reveal only one dimension of Horace Mann's achievements. Perhaps at no time in its history has the company pursued more — or more widely varied — initiatives to drive performance improvement than in 2001. Most of these programs targeted the five growth strategies outlined in March 2001 at a meeting in New York with the financial community: increase agent productivity and retention; extend our geographic reach; broaden our distribution channels; capture a greater customer "share of wallet"; and expand our target market. Activities and successes in each of these areas are detailed in the Review of Operations section on the following pages.

Value Proposition drives all activities

Collectively, the accomplishments of 2001 moved Horace Mann closer to the goal of consistently meeting the standard of our Value Proposition in each interaction with our educator customers. Again in 2002, that aim will continue to motivate everything we do.

The need for financial well-being does not end when educators retire. To strengthen our capability to deliver on the "life-long" aspect of the Value Proposition, we are researching new asset distribution products and services to help retired educators manage their finances. This market, which is expected to grow substantially over the next decade as 40 percent of today's educators retire, has significant revenue potential for Horace Mann and provides an opportunity to retain and strengthen our relationship with educators into their retirement years.

The target market defined in the Value Proposition is educators — all educators, not just those Horace Mann traditionally has served. In 2002 and beyond we will broaden our penetration of the total educator market by:

- Extending our reach to educators beyond our traditional geographic boundaries. The "Priority Counties" initiative is helping to make this happen (see page 13 for more details). Building from a base of four high-priority counties at the beginning of 2001, by year-end we had expanded the program to eight additional counties, adding a total of 44 new agents in these markets. The goal for 2002 is to enter or expand our presence in an additional 10 counties, on our way ultimately to penetrating all 100 priority counties and hiring more than 600 new agents in the process.

- Using alternate distribution channels to deliver annuity products to educators we are not currently reaching (see page 17 for more details). We anticipate that the independent agent network the company began building in 2001 will expand to include approximately 100 independent agents and broker/dealers by the end of 2002 and begin producing significant annuity volume in areas where the company has no agents or where our agents are doing little or no annuity business. Our recently-announced selection as a provider of fixed and variable annuities to employees of the Chicago, Ill., public school system is a primary example of the growth potential of this approach. Independent agents will help Horace Mann capitalize on a highly valuable but under-used asset — our 6,000 payroll deduction slots in school systems across the country. It is estimated that less than 25 percent of America's educators currently own a tax-deferred annuity, so the market opportunity available through alternate distribution is substantial.

- Establishing relationships with new educators at the outset of their careers. It is estimated that there will be 2 million new teachers over the next five years, and the demand for them far exceeds supply in many parts of the country. We have identified college education students as potential customers and are researching a program to focus on this group — the teachers of tomorrow. Another group we are targeting is teachers in the first five years of their profession, and we will also address the needs of a different type of new teacher: professionals who are leaving established careers in other fields to join the educator ranks. These educators' insurance and financial services needs differ sharply from those of new teachers just out of college, and we now are evaluating the most effective way to provide compelling products and services for them.

Supporting the Value Proposition

To meet the challenge of the Value Proposition, Horace Mann must achieve operational excellence in critical support functions such as finance, customer service and marketing. A significant technology investment during 2002 will be the installation of a new financial system which, when completed, will significantly improve the efficiency and capabilities of the finance function.

Customer service priorities for 2002 include: integrating the Call Center and back office processing functions to quickly and more accurately respond to customers' needs; training and equipping customer service representatives to handle calls from end to end; and providing customers with self-service options including the Web, e-mail or the automated voice response system.

Initiatives that Horace Mann's newly restructured marketing department will undertake in support of the field sales organization during 2002 include:

- A new business practices system providing agents with the knowledge and tools to improve retention and profitability of their book of business, allowing them to enhance their competitive position through pricing flexibility;
- A multiline presentation and needs analysis which will assist agents as they help their clients find solutions to their financial and insurance needs; and
- A management system that will improve the training, support and evaluation of agency managers.

We also will continue our recognition of the nation's educators through financial support of the Horace Mann-NEA Foundation Award for Teaching Excellence, which was created through a partnership with the National Education Association (NEA) and the NEA Foundation for the Improvement of Education. The award, which emphasizes the importance of what educators do, recognizes five NEA members for outstanding achievement in instructional practice, advocacy for the profession and for public education and community engagement, with each winner receiving a $10,000 grant underwritten by Horace Mann. Through our participation in this program, we demonstrate our continuing support of excellence in education by honoring educators of exceptional dedication and accomplishment.

The promise of Horace Mann's future

As we consider Horace Mann's future, we see many reasons for optimism:

- Top-line trends are positive for our core annuity and automobile lines;
- Underlying profit margins are good in our annuity, automobile and life lines;
- Profitability issues in our homeowners line have been identified and are being attacked across multiple fronts to restore margin adequacy;
- Costs remain within acceptable limits, despite our increased investment in growth initiatives and new technology;
- Productivity of the agency force continues to increase;
- Value Proposition-driven initiatives such as the Priority Counties program and the independent agent effort are gaining momentum and are poised to make significant future contributions; and
- Horace Mann employees are propelling the company forward in its drive to achieve the standard of excellence demanded by the Value Proposition.

One final item — our senior management team — must be added to this list. Building on the core of seasoned professionals already here at Horace Mann, we have added during the last 18 months a group of dynamic industry leaders who bring new skills and unique perspectives to the mix. Without exception, this group shares an unshakable belief in the promise of Horace Mann's future, an unwavering commitment to the principles of our Value Proposition, and an unbending determination to create meaningful and lasting value for our customers, our shareholders and our employees.

Sincerely,

Joseph J. Melone Chairman of the Board of Directors	Louis G. Lower II President & Chief Executive Officer



Janice Slade-Wenner knows the most difficult sales are often the most rewarding. Her toughest customer? Maritza Luciano (right), assistant principal at Cypress Elementary School in Kissimmee, Fla., Slade-Wenner says, "Maritza had tons of questions, and it took 27 hours of counseling to answer them all. Then, she not only gave me her business, she also invited four friends to dinner so I could talk annuities with them." They all became multiline Horace Mann customers. Training in how to advise customers, along with Agent Blueprint, software, and special promotions, have all helped Slade-Wenner more than quadruple her client roster in less than 18 months with the company.

Review of Operations

Throughout 2001, Horace Mann's primary operational focus centered on five key growth strategies: increase agent productivity and retention; extend the company's geographic reach; add new distribution options; capture a greater customer "share of wallet"; and target a broader educator market. Progress achieved in each of these areas during the year moved Horace Mann closer to achieving the standard of performance demanded by the Value Proposition.

Agent productivity soars

Nowhere was progress more evident than in the improved productivity of Horace Mann's career agents, which historically has lagged well below the industry average. Reversing this trend, while simultaneously effecting a transformation of the agent role from merely selling products to focusing on customer needs, is a major task. But the numbers show Horace Mann and its agents were up to the challenge:

- Average agent productivity soared 40 percent in 2001, and showed improvement each quarter;
- Productivity of agents hired in 2001 increased 60 percent over that of new hires a year earlier;
- Nearly three-fourths of agents in their first two years exceeded minimum production targets in 2001 and more than half performed above the "outstanding" threshold; and
- New annuity sales and new multiline households — two excellent indicators of agents' fulfilling our Value Proposition — increased 34 percent and 7 percent, respectively.

These gains were achieved by: implementing improved agent training programs to help new agents achieve production targets more rapidly and help experienced agents sharpen and enhance their skills; providing agents with additional tools and support programs to help them make a successful transition to their new role under the Value Proposition; and implementing new compensation plans for agents and agency managers to align individual goals with the company's objectives.

Progress achieved in each of these areas during the year moved Horace Mann closer to achieving the standard of performance demanded by the Value Proposition.

The training regimen Horace Mann implemented in 2001 helps new agents master basic product knowledge and operating procedures aine Thompson (right) developed a unique concept for giving his educator clients and prospects personal service that goes beyond the norm. "During school visits, I go from classroom to classroom with my 'hospitality cart,' delivering pastries and Horace Mann promotional items," Thompson explains. "Teachers welcome and appreciate the personal touch, and I enjoy the opportunity to serve people who spend their lives serving others." Annette Hedderly (left), a fifth-grade teacher at Timbers Elementary School and long-time Horace Mann client, appreciates Thompson's service orientation. "Dwaine has a 'whatever it-takes' attitude and helps me make sure my policies stay current," she says.



more rapidly. Following a week of one-on-one product and computer instruction by a regional training specialist, they spend another week in the field with their agency manager. Web-based training modules and sessions at the home office round out the package.

Although originally developed for new agents, Blueprint has proven invaluable to agents of all experience levels.

Continuing training support for new agents is available through the Agent Blueprint, a Web site Horace Mann developed in 2000 and launched in early 2001. Blueprint serves two vital instructional needs: it provides a forum for agents and managers to share their experiences and successes and it documents best practices for virtually every aspect of the agent's job. Topics include core practices, marketing and sales, client relations, prospecting and school activities.

Although originally developed for new agents, Blueprint has proven invaluable to agents of all experience levels. Both viewing and usage of the site increased steadily throughout the year, and many agents attributed significant sales successes to the assistance they received through Blueprint. A Blueprint for agency managers also was launched during the year to provide them with additional assistance and support in recruiting, training and managing their agents.

Client Advisor, another productivity-enhancing software tool for agents first introduced in 1997, was again upgraded during 2001 with multiple new features that make it easier for agents to identify and capitalize on cross-selling opportunities and manage their book of business more efficiently. And at year-end, the company added a new component to its agent support with the introduction of its Relationship Builder Interactive CD which helps agents develop the skills needed to move beyond transactional selling and focus on providing solutions to customers needs.



In 2000, Horace Mann produced proprietary asset allocation software to help agents assist their educator clients in evaluating their retirement savings requirements and options. Both agents and educators responded positively to the new software, and the dramatic and immediate increase in new annuity sales bore witness to its value. As a result, the company now is planning to expand its portfolio of software applications that will enable agents to provide the necessary information and advice for educators to make informed decisions about all of their insurance and financial services needs.



Rookie Horace Mann agent Courtenay Fitz Shipley (left), Franklin, Tenn., is a believer in the company's proprietary software products, including the Auto Needs Analysis package launched last fall. "It helps me make sure my clients have the right protection for their specific needs and aids me in cross-selling by reminding clients of other assets they need to protect," Fitz Shipley says. Client Carolyn Bingham, who teaches at Kenrose Elementary School in Antioch, Tenn., appreciates this multiline approach. "Carolyn says consolidating her automobile and life insurance and retirement annuities with Horace Mann has made her life simpler," Fitz Shipley adds.

First in this series to premiere was Horace Mann's proprietary Auto Needs Analysis software, which was launched in the fall of 2001. Building on the highly successful asset allocation software model, the new application provides agents with a powerful tool for helping educator prospects and customers evaluate the totality of their automobile insurance needs. Answering a series of easy-to-understand, jargon-free questions helps the educator determine the optimal combination of coverage limits and product features to assure adequate protection of their assets at the lowest possible premium.

Building on the highly successful asset allocation software model, the new application provides agents with a powerful tool for helping educator prospects and customers evaluate the totality of their automobile insurance needs.

To optimize its access to educators and turbocharge automobile insurance sales, Horace Mann launched "Take the Auto Cruise," one of its most aggressive product-specific promotions ever. The campaign began in July when agents received information explaining the program and their key role. The focus of the program was the "Quote for a Cruiser" sweepstakes, in which all educators who requested an automobile insurance quote from a Horace Mann agent were entered in a nationwide drawing for a new Chrysler PT Cruiser. Other program elements included: materials for sponsoring back-to-school meetings and quote days that included signs, banners and giveaway items; a Web site providing comprehensive information; and financial incentives for agents and home office employees supporting the promotion.



Because of the value and support they offer educators, agents like Jerry Palm meet with teachers and support personnel during routine school visits.

Agent Leo Idehen (right), Charlotte, N.C., used Horace Mann's "Quote for a Cruiser" sweepstakes to put his auto sales into overdrive. "I promoted the sweepstakes at teacher meetings and with direct mail and box stuffers," Idehen said. "It gave me a good reason to talk with educators who never had time for me before — and many of them became customers. My automobile production increased more than 80 percent in the second half of 2001 compared to the first half, and the sweepstakes was a big factor." One of Idehen's new policyholders is Desiree Pampuch (left), a special education teacher at Mooresville High School in Mooresville, N.C.



From July through December, agents across the country reported unprecedented quote activity which contributed to a 16 percent increase in new automobile policy sales in the fourth quarter of 2001.

With the start of the school year, the promotion kicked into high gear. Agents across the country introduced the sweepstakes to educators at in-school meetings, and many rented a PT Cruiser to add interest and excitement to their event. The sweepstakes also was the focal point of Horace Mann's exhibit at the National Education Association's annual convention in Los Angeles, where more than 2,000 delegates signed up for automobile quotes.

From July through December, agents across the country reported unprecedented quote activity resulting from the program, which contributed to a 16 percent increase in new automobile policy sales in the fourth quarter of 2001.

Another productivity boost arrived in August when Horace Mann implemented its new agent compensation plan. The new plan rewards agents for living out the Value Proposition by developing new educator business, cross-selling and helping clients assess their financial needs. New compensation plans for agency managers and regional managers also were initiated during the year, aligning the entire field sales force behind the principles of the Value Proposition.

'Priority Counties' program extends geographic reach

Horace Mann also made notable progress during 2001 in extending the company's geographic reach through its "Priority Counties" initiative. The goal of this program is to build a thriving presence in 100 U.S. counties with large and/or growing educator populations where Horace Mann currently has little or no market penetration, eventually generating $150 million to $200 million annually in additional premium volume.



Pilot efforts began during 2000 in four counties. Best practices from these initial locations helped define the process used during 2001 to expand the program to eight additional counties.



Austin, Texas, is one of Horace Mann's 100 "high priority" markets, and agency manager Patrick Stokes (standing in the photo at the right) says the program is off to a great start. "We've recruited some excellent new agents to work alongside our veterans."

Veteran agent Don Boyles (featured on this page) notes Horace Mann's brand awareness and market penetration are beginning to grow, making it easier for him to take care of customers like Symanthia Harris, assistant principal at Graham Elementary School. Boyles notes one of his primary responsibilities is helping clients keep insurance coverage up to date. "Symanthia owned a Horace Mann automobile policy when she became my client six years ago . . . When she bought her first home, she upgraded her renter's policy to full homeowner coverage, and when she became a mother, she added life insurance to her portfolio."

The program employs a team approach, with members including both field and home office representatives. The team focuses on three primary tasks: recruiting agents, raising agents' visibility among local educators and building awareness of the Horace Mann brand.

When a new agent is hired, the team works with the agent and agency manager to develop a plan for consistent, coordinated involvement with area schools.

To identify prospective agents, Horace Mann casts a wide net using direct mail, Internet job postings, contacts with local business organizations, college placement fairs, job fairs and local educator conventions. On average, only one out of 100 prospects advances to the pre-employment screening and qualification process to become a Horace Mann agent.

While agent recruitment proceeds, direct mailings to educators begin the process of building or strengthening awareness of Horace Mann among local educators. When a new agent is hired, the team works with the agent and agency manager to develop a plan for consistent, coordinated involvement with area schools through activities such as promotional events, sponsorship of school events, group presentations and donations. The agent's in-person contacts are supplemented with regular direct mailings to educators that help market Horace Mann's heritage in the educational community and its educator-focused products, services and agents.

During 2001, 12 counties had been targeted through the Priority Counties initiative, putting 44 new agents through the program. In 2001, they produced $1.3 million in premiums written and contract deposits.



Among agencies in "high priority" markets, Horace Mann's Arizona Agency is one of the fastest-growing. "We added five new agents in 2001, and most are performing at the 'outstanding' level," says Agency Manager Bob Terry (left). Additional growth in 2002 will result from the agency's relationship with Mike Renner (right), owner of Great American Advisors, Inc., the first brokerage to join Horace Mann's independent agent distribution network. "Mike has given us access to his customer list for cross-selling automobile, homeowners and life insurance," Terry explains. "Having his organization promoting our annuity products is creating greater name recognition for Horace Mann and increasing opportunities for both companies."



Independent agents form alternate annuity distribution channel

Horace Mann's 6,000 payroll deduction slots at school systems across the country comprise one of the company's most valuable assets. However, this asset is not being fully leveraged. Despite the outstanding growth in annuity sales in late 2000 and throughout 2001, the company's average annuity market penetration in schools where it has open payroll deduction slots remains well below the targeted level.

As a means of capturing a greater share of the educator annuity market, in 2001 Horace Mann began building a network of independent agents who will comprise a second distribution channel for the company's 403(b) annuity products. In addition to serving educators where there are no Horace Mann agents, independent agents will complement and extend the annuity capabilities of the company's career agents in under-penetrated areas.

Building a new distribution network from scratch is a major undertaking, and Horace Mann's activities during 2001 focused heavily on establishing the necessary infrastructure: drafting contracts; expanding administrative systems capabilities; determining commission payment rates and payment schedules; and developing systems to report and monitor business development. By mid-summer, the basic systems were in place.

The independent agent distribution network also will help Horace Mann expand into new markets for its annuity products by providing access to the 9,000 school systems nationwide where the company does not have payroll slots.

The recruitment effort began in the fall of 2001, with an evaluation of independent agents nationwide who specialize in the educator annuity market. Horace Mann quickly found independent agents receptive to the company's story and eager to do business. By year-end, Horace Mann had negotiated selling agreements with 10 broker/dealers and had contracted with 17 agents to sell its annuities.

The independent agent distribution network also will help Horace Mann expand into new markets for its annuity products by providing access to the 9,000 school systems nationwide where the company does not have payroll slots. Independents typically target urban markets with large educator populations and high income levels, whereas Horace Mann's traditional strength is in suburban and rural school systems.



Bob Pyka (right), Grand Rapids, Mich., is Horace Mann's top seller of variable universal life (VUL) insurance, offered in partnership with Ameritas Variable Life Insurance Company. "Life customers today are more risk-tolerant, and VUL delivers the flexibility they demand," Pyka says. The VUL policy helped return Eli Lumpkins (left), the recently retired dean of students and director of alumni at Grand Rapids Community College, to the Horace Mann fold. "Eli was one of my first clients 27 years ago, but he left when his needs no longer matched well with our products," Pyka explains. "VUL got me back in the door with Eli, and now I have his automobile and homeowners business, too."

Capturing greater customer 'share of wallet'

Horace Mann's plans to capture a greater customer "share of wallet" encompass three primary approaches. The first focuses on realizing the full potential of each customer relationship within the company's four core product lines by increasing the number of products per customer and revenue per product. Success during 2001 against these goals is demonstrated by an increase of 2 percentage points in the number of multi-product customers. Of the remaining two approaches to increasing share of wallet, one capitalizes on the company's experience and expertise in insurance and retirement investment products to address a broader range of educator needs, while the other leverages its knowledge of and relationships with educators to develop new financial products and services.

Early results have exceeded MBNA's expectations, with excellent response and approval rates, and an outstanding activation rate among those who obtained the card.

Horace Mann's initial venture into new types of financial products and services, a new Platinum Plus credit card, made its debut in the fall of 2001. Offered in partnership with MBNA Bank, N.A., the world's largest independent credit card issuer, the card offering included a 0% introductory rate for all cash advances, no annual fee, and a competitive fixed rate plus other benefits. The materials also advised clients they could apply for the Horace Mann/MBNA Platinum Plus credit card online, via a link at Horace Mann's Web site.

Early results have exceeded MBNA's expectations, with excellent response and approval rates, and an outstanding activation rate among those who obtained the card.



Using his pension knowledge and working with experts in the home office, agent Troy Marek (right) made sure his former coach Jim Grimm (left) didn't incur a significant tax penalty by using part of his state teacher pension for a new house. Instead, he rolled his pension into a tax-free IRA and still had the capital he needed for his home. Marek says, "I guess you could say I scored a touchdown for the coach when it really counted."

During his 21-year career with Horace Mann, Rick Alsup (left) has become one of the company's most successful agents in the college market. "University clients represent a growing part of my book of business, but selling them requires a different approach," Alsup says. "With more than 10,000 employees at the University of Illinois (Champaign, Ill.), I can't wander the halls and meet teachers personally like I do at elementary or high schools. Instead, I rely on referrals resulting from the strong personal relationships I've built with my university clients." One such client is automobile policyholder Dr. Tom Caneva, assistant director of bands and director of the University of Illinois Marching Illini.



Reaching out and expanding the target market

One of the hallmarks of Horace Mann's success is the strong relationships it enjoys with educator associations, ranging from the business relationships with the National Education Association, to state and local education associations across the country. The association connections provide Horace Mann with valuable contacts and unequaled insight into educators' needs.

Reaching out to additional associations was a logical first step when Horace Mann sought to expand beyond its traditional market of K-12 public school teachers. Selecting school principals and administrators in its initial expansion, Horace Mann set out to establish relationships with the associations that represent them.

The company's initial success occurred in late 2000 when the Pennsylvania Association of Elementary and Secondary School Principals agreed to sponsor Horace Mann's automobile, homeowners, disability and assault recovery products. Three more state associations joined the fold in 2001, each sponsoring all Horace Mann product lines: the Indiana Association of School Principals, the Michigan Association of Secondary School Principals, and the Nebraska Council of School Administrators, an umbrella organization representing superintendents, principals and school business officials.

In each case, product sponsorship is only one dimension of the relationship. For example, Horace Mann representatives regularly speak at continuing education workshops sponsored by the Pennsylvania association. In cooperation with the Indiana principals group, Horace Mann commenced a program to honor the "Secretary of the Year." And in Michigan, the company also worked with the association to design professional liability coverage for its members.

Selecting school principals and administrators in its initial expansion, Horace Mann set out to establish relationships with the associations that represent them.

We are always looking for creative ways such as these to deliver on our Value Proposition to educators and their families on a targeted basis — at the local, state and national levels, and, ultimately, through our agents on an individual client basis. This continued focus on our core educator market, along with the key growth initiatives we have outlined here, have already begun to show results. Our mission is clear, and we are looking forward to a promising future for our customers, our employees, and our shareholders.

Consolidated Statements of Operations

(Dollars in thousands, except per share data)

	Year Ended December 31,	2001	2000	1999
revenues	Insurance premiums written and contract deposits	$ 875,566	$ 821,653	$ 821,209
	Insurance premiums and contract charges earned	$ 615,242	$ 598,714	$ 595,128
	Net investment income	199,267	192,396	188,267
	Realized investment losses	(10,019)	(9,906)	(7,969)
	Total revenues	804,490	781,204	775,426
benefits, losses and expenses	Benefits, claims and settlement expenses	475,583	466,048	416,186
	Interest credited	96,502	92,561	91,629
	Policy acquisition expenses amortized	58,048	55,972	53,041
	Operating expenses	123,679	127,910	109,694
	Amortization of intangible assets	5,774	8,769	215
	Interest expense	9,250	10,204	9,722
	Restructuring charges	7,312	2,236	-
	Litigation charges	-	7,783	1,585
	Total benefits, losses and expenses	776,148	771,483	682,072
	Income before income taxes	28,342	9,721	93,354
	Income tax expense (benefit)	4,024	(2,438)	28,849
	Provision for prior years' taxes	(1,269)	(8,682)	20,000
	Net income	$ 25,587	$ 20,841	$ 44,505
earnings per share	Net income per share			
	Basic	$ 0.63	$ 0.51	$ 1.08
	Diluted	$ 0.63	$ 0.51	$ 1.07
	Weighted average number of shares and equivalent shares			
	Basic	40,616,843	40,782,173	41,245,633
	Diluted	40,877,120	40,966,774	41,708,439

The consolidated financial statements and accompanying footnotes are included in the Company's SEC Form 10-K.

Consolidated Balance Sheets

(Dollars in thousands)

	As of December 31,	**2001**	2000	1999
assets	Investments			
	Fixed maturities	**$2,769,867**	$2,607,738	$2,507,280
	Short-term and other investments	**205,814**	304,609	122,929
	Total investments	**2,975,681**	2,912,347	2,630,209
	Cash	**33,939**	21,141	22,848
	Accrued investment income and premiums receivable	**112,746**	101,405	92,755
	Value of acquired insurance in force and goodwill	**85,789**	92,260	102,068
	Other assets	**272,441**	258,360	274,253
	Variable annuity assets	**1,008,430**	1,035,067	1,131,713
	Total assets	**$4,489,026**	$4,420,580	$4,253,846
liabilities and shareholders' equity	Policy liabilities			
	Fixed annuity contract liabilities	**$1,278,137**	$1,217,756	$1,238,379
	Interest-sensitive life contract liabilities	**518,455**	481,140	443,309
	Unpaid claims and claim expenses	**314,295**	308,881	309,604
	Future policy benefits	**179,109**	180,049	179,157
	Unearned premiums	**185,569**	174,428	170,845
	Total policy liabilities	**2,475,565**	2,362,254	2,341,294
	Other policyholder funds	**123,434**	122,233	126,530
	Other liabilities	**269,640**	324,312	110,698
	Short-term debt	**53,000**	49,000	49,000
	Long-term debt	**99,767**	99,721	99,677
	Variable annuity liabilities	**1,008,430**	1,035,067	1,126,505
	Total liabilities	**4,029,836**	3,992,587	3,853,704
	Common stock and additional paid-in capital	**341,112**	338,303	333,951
	Retained earnings	**461,139**	452,624	449,023
	Accumulated other comprehensive income (loss)	**14,898**	(4,975)	(40,016)
	Treasury stock	**(357,959)**	(357,959)	(342,816)
	Total shareholders' equity	**459,190**	427,993	400,142
	Total liabilities and shareholders' equity	**$4,489,026**	$4,420,580	$4,253,846

The consolidated financial statements and accompanying footnotes are included in the Company's SEC Form 10-K.

Directors

Joseph J. Melone
Chairman of the Board of Directors
Horace Mann Educators Corporation
President & Chief Executive Officer (retired)
The Equitable Companies Inc.

Louis G. Lower II
President & Chief Executive Officer
Horace Mann Educators Corporation

William W. Abbott
Senior Vice President (retired)
Procter & Gamble

Dr. Mary H. Futrell
Dean, Graduate School of
Education and Human Development
The George Washington University

Donald E. Kiernan
Senior Executive Vice President &
Chief Financial Officer (retired)
SBC Communications Inc.

Jeffrey L. Morby
Chairman
AMARNA Corporation

Shaun F. O'Malley
Chairman Emeritus
Price Waterhouse LLP

Charles A. Parker
Financial Consultant

William J. Schoen
Chairman of the Board
Health Management Associates, Inc.

Officers

Louis G. Lower II
President & Chief Executive Officer

Peter H. Heckman
Executive Vice President
Chief Financial Officer

Daniel M. Jensen
Executive Vice President
Chief Marketing Officer

Douglas W. Reynolds
Executive Vice President
Property & Casualty

George J. Zock
Executive Vice President
Service & Technology Operations
and Financial Services

Valerie A. Chrisman
Senior Vice President
Employee and Corporate Services

Bret A. Conklin
Senior Vice President
Controller

William S. Hinkle
Senior Vice President
Property & Casualty

Robert B. Joyner
Senior Vice President
Agency Distribution

Paul D. Andrews
Vice President
Customer Service Operations

Richard V. Atkinson
Vice President & Chief Actuary
Property & Casualty

Ann M. Caparrós
General Counsel & Chief
Compliance Officer
Corporate Secretary

J. Michael Henderson
Vice President & Treasurer

Kathleen A. McNulty
Vice President
Chief Information Officer

Robert E. Rich
Vice President & Chief Actuary
Life & Annuity

In November 1991, Horace Mann Educators Corporation completed an initial public offering of its common stock at a price of $9 per share. The Company's common stock is traded on the New York Stock Exchange under the symbol HMN. The following table sets forth the high and low sales prices and the cash dividends paid per share during the periods indicated.

	Market Price		
Fiscal Period	High	Low	Dividend Paid
2001			
Fourth Quarter	$ 22.40	$ 16.25	$ 0.105
Third Quarter	22.05	15.72	0.105
Second Quarter	21.75	14.80	0.105
First Quarter	21.375	15.25	0.105
2000			
Fourth Quarter	$ 22.1875	$ 14.0625	$ 0.105
Third Quarter	16.50	12.00	0.105
Second Quarter	18.625	12.625	0.105
First Quarter	21.00	12.625	0.105

Corporate Data

Corporate Office
1 Horace Mann Plaza
Springfield, IL 62715-0001
Telephone: (217) 789-2500
Internet: www.horacemann.com
www.reacheverychild.com

Annual Meeting
May 14, 2002
9:00 a.m.
Renaissance Springfield Hotel
701 East Adams Street
Springfield, IL 62701

Senior Notes
HMEC senior notes are traded on the NYSE (HMN 6 5/8)

Common Stock
HMEC Stock is traded on the NYSE (HMN)

Transfer Agent
American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005

Independent Accountants
KPMG LLP
303 East Wacker Drive
Chicago, IL 60601

Additional Information
Additional financial data on HMEC and its subsidiaries is included in Form 10-K filed with the Securities and Exchange Commission. Electronic copies of HMEC's SEC filings are available at www.horacemann.com. The Statistical Supplement and hard copies of SEC filings are available upon written request from:

Investor Relations
Horace Mann Educators Corporation
1 Horace Mann Plaza, C-120
Springfield, IL 62715-0001